                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                       OF

                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                                       AT

                              $1.62 NET PER SHARE
                                       BY

                         FORREST ACQUISITION SUB, INC.
                          A WHOLLY-OWNED SUBSIDIARY OF

                             FLOWSERVE CORPORATION

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
       12:00 MIDNIGHT, NEW YORK CITY TIME ON TUESDAY, DECEMBER 21, 1999,
                          UNLESS THE OFFER IS EXTENDED
                             ---------------------
 THE BOARD OF DIRECTORS OF INNOVATIVE VALVE TECHNOLOGIES, INC. (THE "COMPANY") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED
 THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT
           THE OFFER AND TENDER THEIR SHARES TO PURCHASER HEREUNDER.
                             ---------------------
THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED
 AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
   SERIES A JUNIOR PARTICIPATING PREFERRED STOCK, COLLECTIVELY, THE "SHARES") REPRESENTING A MAJORITY OF COMPANY'S OUTSTANDING COMMON STOCK ON A FULLY DILUTED
   BASIS ON THE DATE OF PURCHASE. THE OFFER ALSO IS SUBJECT TO CERTAIN OTHER CONDITIONS, WHICH ARE SET FORTH IN THIS OFFER TO PURCHASE. SEE THE INTRODUCTION
                AND SECTIONS 1 AND 14 OF THIS OFFER TO PURCHASE.
                             ---------------------
                                   IMPORTANT

     Any stockholder wishing to tender all or a portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with the certificates representing tendered Shares and any other required documents to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 hereof, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender such Shares.

    Any stockholder who wishes to tender Shares and whose certificates representing those Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis should tender those Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof.

    Questions and requests for assistance may be directed to the Information Agent (as defined below) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

November 22, 1999

                               TABLE OF CONTENTS

                                                                    PAGE NO.
                                                                    --------
     INTRODUCTION................................................       1
1.   Terms of the Offer..........................................       3
2.   Acceptance for Payment and Payment for Shares...............       4
3.   Procedure for Tendering Shares..............................       5
4.   Withdrawal Rights...........................................       8
5.   Certain Federal Income Tax Consequences of the Offer and the
     Merger......................................................       8
6.   Price Range of the Shares; Dividends on the Shares..........       9
7.   Effect of the Offer on the Market for the Shares, Stock
     Quotation and Exchange Act Registration.....................      10
8.   Certain Information Concerning the Company..................      11
9.   Certain Information Concerning Purchaser and Parent.........      12
10.  Source and Amount of Funds..................................      13
11.  Background of the Offer.....................................      13
12.  Purpose of the Offer and the Merger; Plans for the Company;
     the Merger Agreement; the Stockholder Agreements; Other
     Matters.....................................................      15
13.  Dividends and Distributions.................................      25
14.  Certain Conditions of the Offer.............................      26
15.  Certain Legal Matters.......................................      28
16.  Fees and Expenses...........................................      29
17.  Miscellaneous...............................................      29

Schedule I  Directors and Executive Officers of Parent and Purchaser

To the Holders of Common Stock of

INNOVATIVE VALVE TECHNOLOGIES, INC.:

                                  INTRODUCTION

     Forrest Acquisition Sub, Inc. a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of FLOWSERVE CORPORATION, a New York corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock ("Common Stock"), $.001 par value per share, of INNOVATIVE VALVE TECHNOLOGIES, INC. a Delaware corporation (the "Company"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights," and together with the Common Stock, the "Shares"), at a purchase price of $1.62 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Rights were issued pursuant to the Rights Agreement, dated as of September 18, 1997, as amended by Amendment No. 1 thereto dated as of November 18, 1999 (as so amended, the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, and are currently evidenced by and traded with certificates evidencing the Common Stock.

     Tendering stockholders who have Shares registered in their own name and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares in "street name" or otherwise through a broker, bank or other nominee should consult with such institution as to whether there are any fees applicable to a tender of Shares. Purchaser will pay all charges and expenses of Equiserve, as the depositary (the "Depositary"), and D.F. King & Co., Inc., as the information agent (the "Information Agent"), in connection with the Offer.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged (the "Merger") with and into the Company with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent. Pursuant to the Merger, each outstanding Share (excluding Shares owned, directly or indirectly, by the Company, Parent, Purchaser or any other subsidiary of Parent and Shares owned by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law (the "DGCL") will be converted into the right to receive the Offer Price, in cash (the "Merger Consideration"), without interest.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER HEREUNDER.

     SIMMONS & COMPANY INTERNATIONAL, THE COMPANY'S FINANCIAL ADVISOR ("SIMMONS"), HAS DELIVERED TO THE COMPANY'S BOARD SUCH FIRM'S OPINION, DATED NOVEMBER 17, 1999 (THE "OPINION"), TO THE EFFECT THAT, AS OF SUCH DATE AND BASED ON AND SUBJECT TO CERTAIN MATTERS STATED IN SUCH OPINION, THE $1.62 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY STOCKHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES) IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDERS. A COPY OF THE OPINION IS CONTAINED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") IN CONNECTION WITH THE OFFER, A COPY OF WHICH IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY WITH THIS OFFER TO PURCHASE. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY SIMMONS.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE AT LEAST THAT NUMBER OF SHARES THAT WOULD REPRESENT A MAJORITY OF THE SHARES

OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). FOR PURPOSES OF THE MINIMUM CONDITION, "FULLY DILUTED BASIS" EXCLUDES (1) SHARES ISSUABLE UPON EXERCISE OF CERTAIN STOCK OPTIONS ("OPTIONS") FOR WHICH TERMINATION AGREEMENTS ARE ENTERED INTO PRIOR TO THE EXPIRATION TIME PURSUANT TO THE TERMS OF THE MERGER AGREEMENT AND (2) SHARES ISSUABLE PURSUANT TO CERTAIN WARRANTS, CONVERTIBLE NOTES AND ACQUISITION AGREEMENTS (OTHER THAN THE COLLIER MERGER AGREEMENT (AS DEFINED IN THE MERGER AGREEMENT)) THAT WILL BE TERMINATED, CANCELLED OR OTHERWISE DISCHARGED PURSUANT TO THE MERGER AGREEMENT. SEE SECTION 12 BELOW. THE OFFER ALSO IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTIONS 1 AND 14 BELOW.

     The Company has informed Purchaser that, as of November 17, 1999, 9,664,562 shares were issued and outstanding, 1,650,000 shares were reserved for issuance upon the exercise of outstanding Options granted under the Company's Stock Plans (as defined herein), 482,262 shares were reserved for issuance upon the exercise of outstanding Warrants (as defined herein), 600,769 shares were reserved for issuance upon conversion of Convertible Notes (as defined herein), 555,555 shares were reserved for issuance in connection with the Company's obligations under the Collier Merger Agreement, and an indeterminate number of Shares were reserved for issuance in connection with the Company's obligations under the Colonial Merger Agreement and the Plant Maintenance Merger Agreement (each, as defined in the Merger Agreement). Based on the foregoing and assuming that termination agreements are entered into with respect to all outstanding Options, Purchaser believes that as of such date, the Minimum Condition will be satisfied if Purchaser acquires 4,832,282 shares. Parent and Purchaser do not presently own any Shares.

     Concurrently with the execution of the Merger Agreement, Purchaser also entered into a Stockholder Agreement dated November 18, 1999 (the "Stockholder/Option Agreement") with Roger L. Miller, William E. Haynes, Charles
F. Schugart and Douglas R. Harrington, Jr. (collectively, the "Granting Stockholders"), pursuant to which the Granting Stockholders, among other things, agreed to tender (and not withdraw) their Shares in the Offer, granted an irrevocable proxy to Purchaser's designees with respect to their Shares and granted to Purchaser an option to purchase the Shares held by them at the Offer Price under specified circumstances. In addition, Purchaser entered into a Stockholder Agreement dated November 18, 1999 (each, a "Chapter 11 Stockholder Agreement," and together with the Stockholder/Option Agreement, the "Stockholder Agreements") with each of Philip Industrial Services Group, Inc. and Philip Environmental Services, Inc. (jointly, the "Chapter 11 Stockholders," and together with the Granting Stockholders, the "Selling Stockholders"). The Chapter 11 Stockholders are affiliates of Philip Services Corp. and have filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). Each Chapter 11 Stockholder Agreement is similar to the Stockholder/Option Agreement but (1) does not contain an option to purchase provision; and (2) is effective upon the earlier to occur of (x) Delaware Bankruptcy Court approval of such Chapter 11 Stockholder Agreement and the transactions contemplated thereby and (y) the confirmation by the Delaware Bankruptcy Court of a plan of reorganization for the Chapter 11 Stockholder party to such Chapter 11 Stockholder Agreement. The Selling Stockholders collectively own 3,125,400 shares. Assuming that termination agreements are entered into with respect to all outstanding Options and that the Selling Stockholders tender in the Offer, as they have agreed to do, Purchaser believes that the Minimum Condition will be satisfied if 1,706,882 Shares (approximately 18% of the outstanding Shares) are tendered and not withdrawn by other stockholders.

     The Company has represented in the Merger Agreement that is has taken all action necessary so that (x) none of Parent, Purchaser or any of their Affiliates or Associates (as such terms are defined in the Rights Agreement) shall be or become an "Acquiring Person", and no Stock Acquisition Date, Distribution Date, Flip-in Event or Flip-Over Event (as such terms are defined in the Rights Agreement) shall occur, as a result of (i) the execution, delivery or performance of the Merger Agreement (or any amendments thereto) or the consummation of the transactions contemplated thereby, including, without limitation, the Offer and the Merger, (ii) the execution, delivery or performance of the Stockholder Agreements (as defined below) or any amendments thereto, or the consummation of the transactions contemplated thereby, (iii) the announcement, making or commencement of the Offer or the announcement of the Merger Agreement or the Stockholder Agreements, or (iv) the acquisition of Beneficial Ownership (as such term is defined in the Rights

Agreement) of Shares or Rights pursuant to, or in connection with, the Merger Agreement, the Stockholder Agreements or otherwise as a result of any of the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including, without limitation, the Offer and the Merger; and (y) the Rights will expire pursuant to the terms of the Rights Agreement immediately prior to the Effective Time.

     The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger by the requisite vote or consent of the stockholders. Under the DGCL, the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares, including Shares held by Purchaser and its affiliates. If the Minimum Condition is satisfied and Purchaser purchases at least a majority of the outstanding Shares in the Offer, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder. If at least 90% of the outstanding Shares are acquired in the Offer, Purchaser will be able to effect the Merger pursuant to Section 253 of the DGCL without prior notice to, or any action or vote by, any other stockholder. In that event, Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer. If at least 90% of the outstanding Shares are not acquired in the Offer, the Company will furnish to stockholders a proxy or information statement containing detailed information concerning the Merger and will call a special meeting to vote on the Merger. Pursuant to the Merger Agreement, Parent and Purchaser have agreed to vote the Shares acquired by them pursuant to the Offer in favor of the Merger. See
Section 12 below.

     The Merger Agreement and the Stockholder Agreements are more fully described in Section 12 below. Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5 below.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for (and thereby purchase) any and all Shares validly tendered and not withdrawn in accordance with Section 4 below prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, December 21, 1999, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition. The Offer also is subject to certain other conditions set forth in Section 14 below. Pursuant to the terms of the Merger Agreement, Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer.

     Purchaser expressly reserves the right, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, at any time or from time to time, and regardless of whether or not any of the events set forth in Section 14 hereof shall have occurred or shall have been determined by Purchaser to have occurred, to (i) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and payment for, any Shares; (ii) terminate the Offer if any condition referred to in Section 14 has not been satisfied prior to the Expiration Date or upon the occurrence of any event specified in Section 14, and (iii) waive any conditions or otherwise amend the Offer in any respect, in each case by giving oral or written notice to the Depositary. Any extension, termination or amendment will be followed as promptly as practical by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement,

Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise required by law. The reservation by Purchaser of the right to delay acceptance for payment of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer or extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for the Shares.

     Pursuant to the Merger Agreement, Purchaser expressly reserves the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that without the written consent of the Company, Purchaser shall not (i) decrease the Offer Price, change the form of consideration payable in the Offer or decrease the number of Shares sought, (ii) change the conditions to the Offer (other than to waive any condition), (iii) impose additional conditions to the Offer, or (iv) amend any other term of the Offer in any manner adverse to the holders of Shares. The Merger Agreement provides that Purchaser may, from time to time, in its sole discretion extend the Expiration Date, (w) to comply with the applicable rules, regulations, interpretations and positions of the Commission or its staff, (x) if any of the conditions to the Offer have not been satisfied, for the minimum period of time necessary to satisfy such condition; (y) regardless of the number of Shares tendered, on one or more occasions for an aggregate period of not more than 10 business days beyond the latest Expiration Date permitted by clauses (w) and (x); and (z) if all of the conditions to the Offer have been satisfied but fewer than 90% of the Shares of Common Stock outstanding (determined on a fully diluted basis) have been tendered in the Offer, for the minimum period of time necessary until 90% of such Shares have been so tendered, but in no event later than the tenth business day following the latest Expiration Date permitted by clauses (w), (x) and (y) of this sentence. The Merger Agreement provides that subject to the prior satisfaction or waiver of the conditions to the Offer, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Date.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. The staff of the Commission has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if the material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a period of up to ten business days may be required to allow for adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

     The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to stockholders. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for any and all Shares that are validly tendered on or prior to the Expiration Date, and not properly withdrawn in accordance with
Section 4 below, as soon as practicable after the

Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its sole discretion, which determination will be final and binding. Subject to the applicable rules of the Commission and the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law or government regulation. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a Purchaser's obligation to pay for or return securities promptly after the termination or withdrawal of the Offer).

     In all cases, Shares accepted for payment pursuant to the Offer will be paid for only after timely receipt by the Depositary of (i) certificates evidencing such Shares or timely confirmation ("Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at the Depositary Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and (iii) any other documents required by the Letter of Transmittal. See Section 3 below.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that (i) such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Shares which are the subject of such Book-Entry Confirmation, (ii) such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (iii) Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares properly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders.

     If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer (but subject to Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4 below. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE TO BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not purchased pursuant to the Offer for any reason or if certificates are submitted for more Shares than are tendered, certificates for Shares not purchased or tendered will be returned pursuant to the instructions of the tendering stockholder without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 below, the Shares will be credited to an account maintained at the Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Offer, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to the increase in consideration.

3. PROCEDURE FOR TENDERING SHARES

     Valid Tenders. For a stockholder validly to tender Shares pursuant to the Offer, either (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates evidencing Shares must be received by the Depositary at any such address prior to the Expiration Date or (b) the Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. No alternative, conditional or contingent tenders will be accepted.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF CERTIFICATES EVIDENCING SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDERS, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates representing Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates evidencing Shares must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered holder or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares in proper form for transfer (or a Book-Entry Confirmation with respect to all such tendered Shares) together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares or a timely Book-Entry Confirmation with respect to such Shares, (ii) a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such information.

     Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding of 31% of the payments made to stockholders with respect to the purchase price of Shares purchased pursuant to the Offer or the Merger, a stockholder must provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal. See
Section 5 below.

     Appointment as Proxy. By accepting a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to Shares tendered by such stockholder and purchased by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered

Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon acceptance for payment, all prior powers of attorney, proxies or consents given by the stockholder with respect to the Shares (and any other Shares or other securities so issued in respect of such purchased Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the stockholder. The designees of Purchaser will be empowered to exercise all voting and other rights of the stockholder with respect to such Shares (and any other Shares or securities so issued in respect of such purchased Shares) as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the stockholders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise (including any such meeting or action by written consent to approve the Merger). Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of the Shares, Purchaser must be able to exercise full voting and other rights of a record and beneficial owner with respect to the Shares, including voting at any meeting of stockholders then scheduled.

4. WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 20, 2000.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering stockholder must also submit to the Depositary the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 above, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following any of the procedures described in Section 3 above prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER

     The following is a summary of the principal federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger (including any cash amounts received by dissenting stockholders pursuant to the exercise of appraisal rights). This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and administrative rulings and practice. Legislative, judicial or administrative rulings or interpretations are subject to change, possibly on a retroactive basis, at any time and therefore could alter or modify the statements and conclusions set forth below. It is assumed that the Shares are held as "capital assets" within the meaning of Section 1221 of the Code (i.e., property held for investment). This discussion does not address all aspects of federal income taxation that may be relevant to a particular stockholder in light of such stockholder's personal investment circumstances, or those stockholders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign corporations and nonresident alien individuals) or to stockholders who acquired their Shares through the exercise of employee stock options or other compensation arrangements. In addition, the discussion does not address any aspect of foreign, state, local or estate and gift taxation that may be applicable to a stockholder.

     Consequences of the Offer and the Merger to Stockholders. The receipt of the Offer Price or the Merger Consideration, as the case may be (including any cash amounts received by dissenting stockholders pursuant to the exercise of appraisal rights), will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a stockholder will recognize gain or loss equal to the difference between his adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term gain or loss, if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year.

     Backup Tax Withholding. Under the Code, a stockholder may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments made in connection with the Offer or the Merger. Backup withholding generally applies if the stockholder (i) fails to furnish such holder's social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such holder's correct number and that such holder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such holder's own tax advisor as to such holder's qualifications for exemption from withholding and the procedure for obtaining such exemption.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, INCLUDING STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, AND FOREIGN CORPORATIONS.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR RESPECTIVE TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     From October 23, 1997 to May 5, 1999, the Shares were quoted on the Nasdaq National Market under the symbol IVTC. Since May 5, 1999, the Shares have been traded on the Nasdaq Over-the-Counter Bulletin Board market (the "OTC Bulletin Board"). The following table sets forth, for each of the periods indicated, the high and low sales price per Share as reported by the Nasdaq National Market, and after May 5, 1999, by the OTC Bulletin Board.

                                                               HIGH       LOW
                                                              -------   -------
Fiscal Year Ended December 31, 1997
  4th Quarter (from October 23, 1997).......................  $20.250   $15.750
Fiscal Year Ended December 31, 1998
  1st Quarter...............................................  $20.250   $15.000
  2nd Quarter...............................................   18.750     7.000
  3rd Quarter...............................................    7.440     2.530
  4th Quarter...............................................    3.310     1.130
Fiscal Year Ending December 31, 1999
  1st Quarter...............................................  $ 2.688   $ 0.375
  2nd Quarter...............................................    1.688     0.375
  3rd Quarter...............................................    0.656     0.125
  4th Quarter (through November 19, 1999)...................    1.875     0.219

     On November 18, 1999, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sales price per Share quoted on the OTC Bulletin Board was $1.25. On November 19, 1999, the last full trading day prior to the date of this Offer to Purchase, the closing sales price per Share quoted on the OTC Bulletin Board was $1.50. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has never declared or paid any cash dividend, and under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, STOCK QUOTATION AND EXCHANGE ACT REGISTRATION

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser.

     Although the Shares are currently registered under the Exchange Act, that registration may be terminated upon application of the Company to the Commission if the Shares are no longer held by 300 or more holders of record. If, as a result of the purchase of Shares pursuant to the Offer, the Shares are no longer held by 300 or more holders of record and the Company terminates the registration of the Shares under the Exchange Act, the Shares will no longer meet the requirements of the NASD for continued inclusion in the OTC Bulletin Board. It is possible that the Shares would continue to trade in the local over-the-counter market and that price quotations would be reported by other sources, depending upon the interest in maintaining a market in the Shares on the part of securities firms and other factors. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the Company. Such provisions include the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholders' meeting and the related requirement of providing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 as promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following consummation of the Merger.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located at 2 Northpoint Drive, Suite 300, Houston, Texas 77060. The Company provides comprehensive maintenance, repair, replacement and value-added distribution services for industrial valves, piping systems and other process-system components.

     Selected Consolidated Financial Data. Set forth below is certain selected financial data with respect to the Company. Most of such data is excerpted or derived from financial information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Company Form 10-K"), and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "Company Form 10-Q"). More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all financial information (including any related notes) contained therein. The Company Form 10-K, the Company Form 10-Q and such other documents should be available for inspection and copies thereof should be obtainable from the offices of the Commission in the manner set forth below.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             AT OR FOR THE NINE MONTHS   AT OR FOR THE YEAR
                                                ENDED SEPTEMBER 30,      ENDED DECEMBER 31,
                                             -------------------------   -------------------
                                                1999          1998         1998       1997
                                             -----------   -----------   --------   --------
                                                    (UNAUDITED)
SUMMARY OF OPERATIONS DATA
Revenues...................................   $121,084      $112,753     $154,617   $ 58,621
Net Earnings (Loss)........................     (7,575)       (1,489)      (1,415)    (7,500)
Net Earnings (Loss) Per Common Share.......      (0.78)        (0.17)       (0.16)     (2.25)
BALANCE SHEET DATA
Working Capital............................    (37,567)      (26,676)      42,545     21,232
Total Assets...............................   $174,906      $185,990     $183,700   $105,433
Total Debt.................................     81,510        80,935       83,220     29,527
Stockholders' Equity.......................     65,220        82,905       79,205     59,869

     Other Information. The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be described in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Except as otherwise provided in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon records on file with the Commission and other publicly available information. Although neither Purchaser nor Parent has any knowledge that any such information is untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of such information.

9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

     Purchaser, a Delaware corporation, was organized to acquire all of the outstanding Shares pursuant to the Offer and the Merger and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of Purchaser is owned directly by Parent. The principal executive offices of Purchaser and Parent are located at 222 W. Las Colinas Blvd., Suite 1500, Irving, Texas 75039.

     Parent is principally engaged in the design, manufacture, distribution and service of industrial flow management equipment throughout the world. Parent provides pumps, valves and mechanical seals primarily for the refinery and pipeline segments of the petroleum industry, the chemical processing industry, the power generation industry and other industries requiring flow management products and services. Parent manufactures certain standard products, but specializes in the development of precision engineered equipment for critical service applications where high reliability is required. Parent's materials expertise, design and engineering capabilities and applications know-how have enabled it to develop product lines that are responsive to customers needs for manufacturing efficiency, reduced maintenance cost, and avoidance of premature equipment failure. An important element of Parent's business is its successful emphasis on providing aftermarket products and services. These consist of supplying parts, making repairs and providing a variety of technical services for the upgrade or retrofit of equipment to extend its useful life or improve its operating characteristics.

     Set forth below is certain selected consolidated financial information with respect to Parent and its consolidated subsidiaries excerpted from Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and from its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1999 and September 30, 1998. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all financial information (including any related notes) contained therein. Such reports and other documents are available for inspection and copies are obtainable in the manner set forth in Section 8 above.

                             FLOWSERVE CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      AT OR FOR THE NINE MONTHS            AT OR FOR THE YEAR
                                         ENDED SEPTEMBER 30,               ENDED DECEMBER 31,
                                      -------------------------   ------------------------------------
                                         1999          1998          1998         1997         1996
                                      -----------   -----------   ----------   ----------   ----------
                                             (UNAUDITED)
STATEMENT OF INCOME DATA
Sales...............................   $798,556      $803,821     $1,083,086   $1,152,196   $1,097,645
Net Earnings........................     23,735        41,697         48,875       51,566       71,097
Net Earnings Per Common Share.......       0.63          1.03           1.23         1.26         1.72
BALANCE SHEET DATA
Working Capital.....................    278,740       283,862        268,164      284,220      279,972
Total Assets........................    831,819       862,228        870,197      880,025      829,776
Long-term Debt, including current
  portion...........................    215,346       200,589        200,685      141,145      160,574
Stockholders' Equity................    338,420       349,977        344,764      395,273      388,624

     Parent is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal holders of

Parent's securities, any material interest of such persons in transactions with Parent and other matters is required to be described in proxy statements distributed to Parent's stockholders and filed with the Commission. These reports, proxy statements and other information are available for inspection and copies are obtainable in the manner set forth in Section 8 above.

     Except as described in this Offer to Purchase, during the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five year employment history and citizenship of each director and executive officer of Purchaser and Parent are set forth in Schedule I.

     Except as described in this Offer to Purchase, (i) none of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies; (ii) there have been no contracts, negotiations or transactions between Purchaser, Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser or Parent, any of the persons listed on
Schedule I on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

10. SOURCE AND AMOUNT OF FUNDS

     The Offer is not conditioned upon any financing arrangements. Purchaser estimates that the total amounts of funds required to consummate the Offer, to pay certain indebtedness and other obligations of the Company pursuant to the Merger Agreement, to consummate the Merger and to pay related fees and expenses will be approximately $105 million. Purchaser will obtain all such funds from Parent in the form of capital contributions and/or loans. Parent will in turn obtain such funds from its working capital.

11. BACKGROUND OF THE OFFER

     On June 23, 1999, Rick Johnson, Vice President of Business Development for Parent, telephoned William E. Haynes, Chairman and Chief Executive Officer of the Company, stating that he desired to meet with officers of the Company to explore potential mutual opportunities. Charles F. Schugart, President of the Company, returned the call on behalf of the Company resulting in Mr. Johnson and Mr. Schugart agreeing to meet, along with other officers of each company, on June 30, 1999.

     On June 30, 1999, George Shedlarski, Vice President of Parent and
President -- Flow Solutions Division, and Mr. Johnson met with Mr. Schugart and Pliny L. Olivier, Senior Vice President of Operations of the Company, to discuss each company's business philosophy and the current operating environment, and to generally explore any similarities or complementary strengths of their respective businesses. Following the meeting the parties executed a confidentiality agreement and agreed to exchange selected information relative to the Company's current and projected operations. The conversations were general in nature and did not involve price.

     On July 22, 1999, Mr. Shedlarski, Mr. Johnson, John Wood, Director of Corporate Development for Parent, and Ronald F. Shuff, Vice President, Secretary and General Counsel of Parent, contacted Simmons, and expressed an interest in further exploring a potential business combination between Parent and the Company. Following the call, Parent received a detailed information package from Simmons to assist Parent in analyzing a potential merger with the Company as well as to arrive at an initial valuation of the Company.

     On August 3, 1999, Messrs. Schugart, Olivier, Shedlarski and Johnson met to discuss issues relating to a possible business combination between Parent and the Company.

     On August 10, 1999, Mr. Johnson received a facsimile letter from Simmons requesting a preliminary indication of Parent's interest in writing, including a specific value for the Company.

     On August 16, 1999, Mr. Johnson sent a letter to Simmons expressing a strong interest in Parent acquiring the Company on a preliminary "full enterprise" valuation basis, including the assumption of debt, in a general valuation range. Mr. Schugart, Douglas R. Harrington, Jr., Chief Financial Officer for the Company, and Simmons contacted Mr. Shuff to discuss the status of senior management and the Company's board of directors approval, the impact of supplier relationships on the valuation and the timing of due diligence.

     On August 27, 1999, Messrs. Schugart, Olivier, Harrington, Shedlarski, Johnson, Shuff and Stephen A. Simone, Vice President Sales and
Operations -- Flow Solutions Division of Parent, met at the Company's offices in Houston to discuss initial due diligence matters. Mr. Olivier and Mr. Simone agreed to visit both Parent and the Company operating facilities during the following two weeks in order to better understand how a business combination might be effected and what operating synergies may exist between the two businesses. Mr. Olivier subsequently visited Parent sites in Benecia and Los Angeles, California, and Mr. Olivier and Mr. Simone jointly visited one Company site in Sulphur, Louisiana and Company and Parent sites in Tampa, Florida, Chicago, Illinois and Beaumont and Houston, Texas.

     From September 22 through September 24, 1999, Messrs. Schugart, Olivier, Harrington, Simone, Robert A. Rhodes, Manager Sales and Operations -- Eastern U.S., John Sawyer, Controller -- Flow Solutions Division, J.P. Easton, Manager Service Operations -- U.S., and Andrew J. Beall, Vice President Sales -- Flow Control Division, met in Houston to ascertain the benefits which could be achieved from a combination of the Company and Parent.

     On October 8, 1999, Simmons and Messrs. Schugart, Harrington, Shuff and Johnson met at Parent's offices in Dallas to discuss an acquisition proposal for the Company. Parent's representatives indicated that Parent was interested in pursuing a possible transaction and that, subject to satisfactory completion of a due diligence review, Parent's valuation of the Company on an overall full enterprise valuation of the Company, including the assumption of debt and payment of transaction costs, was $95 million. Parent's representatives also informed the Company's representatives and Simmons that subject to satisfactory completion of a due diligence review and certain other conditions, including negotiation of a definitive merger agreement and stockholder agreements, Parent would be willing to pay $95 million on this full enterprise valuation basis in cash for the Company, to be allocated between creditors and equity holders of the Company based on the Company reaching settlement agreements with its creditors.

     The parties agreed to reconvene, and on October 12, 1999, Messrs. Schugart, Olivier, Harrington and Simmons met with Messrs. Shuff and Johnson at the Company's offices in Houston where they discussed the concerns which Parent had outlined and presented a counterproposal of $110 million on the same full enterprise basis. Mr. Shuff and Mr. Johnson then spoke on the telephone with C. Scott Greer, President and Chief Operating Officer of Parent, and ultimately proposed a valuation of $105 million on this basis, subject to satisfactory completion of due diligence and other conditions, including negotiation of a definitive merger agreement. The Company's representatives informed Parent's representatives that Parent's proposal was acceptable in principle, subject to board approval.

     On October 19, 1999, Mr. Johnson sent a written proposal, via facsimile, to Simmons confirming the valuation and preliminary terms and conditions of the proposed merger of the Company and Parent.

     During the remainder of October and through mid-November of 1999, Parent, along with its legal advisors, environmental consultant and independent accountants, conducted a due diligence review of information provided by the Company and conducted various interviews with members of the Company's management.

     On October 21, 1999, Parent held a board meeting at which management presented background information with regard to the Company, the strategic rationale for the Merger, the status of negotiations, the financial ramifications of the Merger and the proposed terms of the Merger. Upon review of the information presented by management, Parent's board of directors authorized management to attempt to negotiate a definitive merger agreement with the Company on the proposed terms, subject to board approval.

     On October 22, 1999, legal counsel for Parent distributed a draft of the Merger Agreement to the Company and its legal advisors, and on November 3, 1999, legal counsel for Parent distributed a draft of the Stockholder Agreements to the Company and its legal advisors. The parties and their legal advisors continued to negotiate the terms of the Merger Agreement and Stockholder Agreements from October 22, 1999 through November 17, 1999.

     On October 29, 1999, the Company and Parent entered into a letter agreement pursuant to which the Company agreed to pay Parent the out-of-pocket expenses incurred by it in connection with the proposed transaction if the Company accepts a competing offer within six months of such date and the related transaction is consummated. The letter agreement terminated upon the execution of the Merger Agreement.

     On November 16, 1999, Parent's board of directors authorized the execution, delivery and performance of the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby.

     On November 17, 1999, representatives of the Company informed Parent that the Board of the Company had approved the Offer, the Merger and the Stockholder Agreements and authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby.

     On November 18, 1999, representatives of the Company informed Parent that the Board of the Company had reconvened on the afternoon on November 17, 1999 and again on the morning of November 18, 1999 in order to address concerns voiced by a stockholder of the Company, at which meetings the Board of the Company reconfirmed its approval of the Offer, the Merger and the Stockholder Agreements.

     On November 18, 1999, Parent, Purchaser and the Company executed and delivered the Merger Agreement; Parent, Purchaser and the Selling Stockholders executed and delivered the Stockholder Agreements; and Parent and the Company each announced the signing of the definitive Merger Agreement.

     On November 22, 1999, pursuant to the terms of the Merger Agreement, Purchaser commenced the Offer.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; THE STOCKHOLDER AGREEMENTS; OTHER MATTERS

  Purpose of the Offer and the Merger

     The purpose of the Offer is for Parent to acquire a majority equity interest in the Company and acquire control of the Board as a first step in acquiring the entire equity interest in the Company. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

     Under the DGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby. Thus, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. ACCORDINGLY, IF THE MINIMUM CONDITION IS SATISFIED, PURCHASER WILL HAVE SUFFICIENT VOTING POWER TO CAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER STOCKHOLDER. FURTHER, IF AT LEAST 90% OF THE OUTSTANDING SHARES ARE ACQUIRED IN THE OFFER, PURCHASER WILL BE ABLE TO EFFECT THE MERGER PURSUANT TO SECTION 253 OF THE DGCL WITHOUT PRIOR NOTICE TO, OR ANY ACTION OR VOTE BY, ANY OTHER STOCKHOLDER.

     In the Merger Agreement, the Company has agreed to convene a meeting of stockholders as promptly as practicable following the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. Parent and Purchaser have agreed that all Shares owned by them will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

  Plans for the Company

     Parent is conducting a detailed review of the Company and its assets, business, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what business strategies it may pursue in the event it acquires control of the Company. Such strategies are expected to include, among other things, the integration of certain assets or businesses of the Company with those of Parent and its subsidiaries, as well as the implementation of industrial and technical savings and synergies created by the transaction. Parent will make such changes or take such actions concerning the Company only after it has completed its review and Parent's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of the Company or its subsidiaries and other factors.

     Assuming the Minimum Condition is satisfied and Purchaser purchases Shares pursuant to the Offer, Parent intends to exercise promptly its rights under the Merger Agreement to obtain majority representation on, and control of, the Board of Directors of the Company. See "-- The Merger Agreement -- Board Representation" below. Parent will exercise such rights by causing the Company to appoint or elect to the Company Board Bernard G. Rethore, C. Scott Greer, Hugh K. Coble, Diane C. Harris, Gregory T. Haymaker, Jr., Michael F. Johnson, Charles M. Rampacek, Renee J. Hornbaker and Ronald F. Shuff. Information with respect to such directors is contained in Schedule I hereto. Following the Merger, the Company's entire Board of Directors will initially consist of the directors of Purchaser, as set forth in Schedule I hereto, and the executive officers of Purchaser, as set forth in Schedule I hereto, will become the executive officers of the Company.

  The Merger Agreement

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined, and copies obtained, as set forth in Section 8 above.

     The Offer. The Merger Agreement provides for the commencement of the Offer and prescribes conditions to consummation of the Offer. Purchaser has expressly reserved the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that without the written consent of the Company, Purchaser has agreed that it will not (i) decrease the Offer Price, change the form of consideration payable in the Offer or decrease the number of Shares sought, (ii) change the conditions to the Offer (other than to waive any condition), (iii) impose additional conditions to the Offer or (iv) amend any other term of the Offer in any manner adverse to the holders of Shares. The Merger Agreement provides that Purchaser may, from time to time, in its sole discretion extend the Expiration Date, (w) to comply with the applicable rules, regulations, interpretations and positions of the Commission and its staff; (x) if any of the conditions to the Offer have not been satisfied, for the minimum period of time necessary to satisfy such condition; (y) regardless of the number of Shares tendered, on one or more occasions for an aggregate period of not more than 10 business days beyond the latest Expiration Date permitted by clauses (w) and (y) of this sentence; and
(z) if all of the conditions to the Offer have been satisfied but fewer than 90% of the shares of Common Stock outstanding (determined on a fully diluted basis) have been tendered in the Offer, for the minimum period of time necessary until 90% of such shares have been so tendered, but in no event later than the tenth business day following the latest Expiration Date permitted by clauses (w), (x) and (y) of this sentence.

     Board Representation. The Merger Agreement provides that effective upon the payment by Purchaser for Shares pursuant to the Offer, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election or appointment of any additional directors pursuant to the terms of the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all actions necessary to cause Purchaser's designees to be elected or appointed to the Board, including, without limitation, by increasing the size of the Board, amending its Bylaws, using its best efforts to obtain resignations of incumbent directors, and filing with the Commission and mailing to stockholders the information required by
Section 14(f) of the Exchange Act and the rules promulgated thereunder. In the event that Purchaser's designees are elected to the Board, until the Effective Time, the Board shall have at least two directors who were directors on the date of execution of the Merger Agreement, and the affirmative vote of a majority of such directors shall be required to amend or terminate the Agreement by the Company or exercise or waive any of the Company's rights thereunder.

     The Merger. The Merger Agreement provides that the Merger will be effected at the Effective Time. Upon consummation of the Merger, the separate existence of Purchaser shall cease and the Company shall continue as the surviving corporation. The surviving corporation of the Merger is sometimes referred to herein as the "Surviving Corporation." The Merger will become effective upon the filing of the Certificate of Merger (the "Certificate of Merger") with the Delaware Secretary of State or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger.

     Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms and subject to the conditions in the Merger Agreement and in accordance with the DGCL, at the Effective Time, by virtue of the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by the Company or by Parent, Purchaser or any other wholly-owned subsidiary of Parent, and Dissenting Shares (as defined below)) shall be converted into the right to receive the Offer Price, in cash, without interest. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each Share issued and outstanding immediately prior to the Effective Time that is owned by the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, automatically will be cancelled and retired without payment of any consideration therefor and shall cease to exist.

     Dissenting Shares. Shares issued and outstanding immediately prior to the Effective Time held by a holder (if any) who has the right to demand, and who properly demands, an appraisal of such Shares in accordance with Section 262 of the DGCL (or any successor provision) ("Dissenting Shares") will not be converted into the right to receive the Merger Consideration unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each such Share of such holder shall be treated as a Share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement.

     Treatment of Stock Options, Warrants, Convertible Notes and Subsidiary Acquisition Agreements. The Merger Agreement provides that the Company will use its best efforts to cause each holder of an outstanding employee or director stock option to purchase Shares (the "Stock Options") to enter into an Award Termination Agreement (as defined in the Merger Agreement), pursuant to which each outstanding Stock Option shall be canceled in exchange for a cash payment of an amount equal to the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Stock Option, multiplied by the number of Shares of Common Stock subject to such Stock Option immediately prior to its cancellation; provided, however, that the Company will not be in breach of the Merger Agreement if it fails to secure Award Termination Agreements from the holders of Stock Options for not more than an aggregate of 200,000 shares (such Stock Options being the "Converted Options"). If there is no excess of the Offer Price over the exercise price per share of Common Stock subject to a Stock Option other than a Converted Option, such Stock Option shall be canceled for no consideration. Notwithstanding the foregoing, at the Effective Time, each Converted Option, whether vested or unvested, shall be deemed to constitute an option (a "New Parent Option"), to acquire, on the same terms and conditions as were applicable under such Converted Option, the number of shares of common stock of Parent (the "Parent Common Stock") (rounded down to the nearest whole number) equal to the product of (A) the number of Shares of Common Stock issuable upon exercise of such Converted Option and (B) the Offer Price divided by the average closing sale price of the Parent Common Stock on the New York Stock Exchange Composite Tape (as reported by The Wall Street Journal (Southwestern Edition)) for the ten consecutive trading days immediately prior to and including the date preceding the Effective Time (such product being the "Option Exchange Ratio"), at an exercise price (rounded to the nearest whole cent) equal to (X) the exercise price per share at which Common Stock shall have been purchasable immediately prior to the Merger pursuant to such Converted Option divided by (Y) the Option Exchange Ratio.

     The Merger Agreement provides that at any time after payment for Shares pursuant to the Offer and prior to the Effective Time (but in no event later than January 31, 2000 if Purchaser has accepted Shares for payment pursuant to the Offer prior to such date), as determined by Purchaser, the parties shall take the actions necessary to cause each outstanding warrant to purchase Shares (the "Warrants") to be surrendered and canceled by the holders thereof and that Purchaser shall pay, or provide the funds and cause the Company to pay, all amounts due under the Loan Agreement (as defined in the Merger Agreement) pursuant to which the Warrants were issued.

     The Merger Agreement provides that at any time after payment for Shares pursuant to the Offer and prior to the Effective Time (but in no event later than January 31, 2000 if Purchaser has accepted Shares for payment pursuant to the Offer prior to such date), as determined by Purchaser, Purchaser shall pay, or provide the funds and cause the Company to pay, the Convertible Notes (as defined in the Merger Agreement).

     The Merger Agreement provides that at any time after payment for Shares pursuant to the Offer and prior to the Effective Time (but in no event later than January 31, 2000 if Purchaser has accepted Shares for payment pursuant to the Offer prior to such date), as determined by Purchaser, Purchaser shall pay, or provide the funds and cause the Company to pay, the amounts outstanding under the Collier Merger Agreement, the Colonial Merger Agreement and the Plant Maintenance Merger Agreement (as such terms are defined in the Merger Agreement) (collectively, the "Subsidiary Acquisition Agreements").

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations by the Company with respect to (i) organization, good standing and corporate power, (ii) capitalization, (iii) authority, consents and noncontravention, (iv) Commission reports, (v) financial statements, (vi) absence of undisclosed liabilities and absence of certain changes or events,
(vii) employee benefit plans, (viii) tax matters, (ix) compliance with laws and agreements, (x) intellectual property, (xi) litigation, (xii) environmental matters, (xiii) contracts, (xiv) assets, (xv) takeover restrictions, (xvi) absence of finders or brokers' fees, (xvii) agreements with creditors and other claimants, (xviii) aggregate amounts necessary to pay the Convertible Notes and to pay the amounts outstanding under the Subsidiary Acquisition Agreements and
(xix) the aggregate amount of the Company's transaction costs.

     Parent and Purchaser have also made certain representations and warranties, including with respect to (i) organization, good standing and corporate power,
(ii) capitalization, (iii) authority, consents and noncontravention, (iv) absence of finders or brokers' fees and (v) financing. No representations and warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time and no covenants made in the Merger Agreement will survive beyond the Effective Time except for any covenant or agreement which by its terms contemplates performance after the Effective Time.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the time the designees of Purchaser have been elected to, and shall constitute a majority of, the Board, the Company shall, and shall cause its subsidiaries to, conduct their respective operations in the ordinary course consistent with past practice, and will use commercially reasonable efforts to preserve intact their business organizations, keep available the services of officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having dealings with them. The Company has agreed that, during such period it will not, and will not permit any of its subsidiaries to, without the prior consent of Parent, and except as otherwise contemplated by the Merger Agreement, (a) amend its certificate of incorporation or bylaws or comparable organizational documents; (b) (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent or pursuant to the Rights Agreement); (ii) redeem, purchase or otherwise acquire directly or indirectly any shares of the capital stock of the Company or of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
(iii) authorize for issuance, issue, sell, pledge, deliver or agree to commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or other agreements) or otherwise encumber any shares of capital stock of any class of the Company or of its subsidiaries or any securities convertible into or exchangeable for shares of capital stock of any class of the Company or of its subsidiaries other than Shares issued upon the exercise of Stock Options outstanding on the date of the Merger Agreement in accordance with the Stock Plans as in effect on the date of the Merger Agreement; or (iv) split, combine or reclassify the outstanding capital stock of the Company or of any of its subsidiaries or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the capital stock of the Company or of any of its subsidiaries; (c) acquire or agree to acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any business, corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof; (d) sell, lease, license, transfer, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any assets of the Company or of its subsidiaries other than
(i) sales of inventory in the ordinary course of business, (ii) sales of assets (other than sales of inventory in the ordinary course of business) having an aggregate fair market value on the date of the Merger Agreement of less than $50,000, in each case only if in the ordinary course of business and consistent with past practice and (iii) encumbrances and liens incurred in the ordinary course of business and consistent with past practice on assets that are not, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole; (e) except as disclosed in the Disclosure Letter (as defined in the Merger Agreement), make or agree to make any new capital expenditure or expenditures in excess of $10,000 each and $50,000 in the aggregate; (f) except as required to comply with applicable law or agreements, employee benefit plans or arrangements existing on the date of the Merger Agreement, (i) adopt, enter into, terminate or amend in any material respect any employment contract, collective bargaining agreement or employee benefit plan, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases of cash compensation or cash bonuses in the ordinary course of business consistent with past practice), (iii) pay any benefit not provided for under any Company employee benefit plan, (iv) increase in any manner the severance or termination pay of any officer or employee, (v) except as permitted in clause (ii), grant any awards under any employee benefit plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock or the removal of existing restrictions in any employee benefit plans or agreements or awards made thereunder), (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any employee agreement, contract or employee benefit plan or
(vii) except pursuant to the Award Termination Agreements, take any action to accelerate the vesting of, or cash out rights associated with, any Stock Options; (g) enter into any agreement of a nature that would be required to be filed as an exhibit to Form 10-K under the Exchange Act, other than contracts for the sale of the Company's products in the ordinary course of business; (h)
(i) incur or assume any long-term debt, or except in the ordinary course of business in amounts consistent with past practice, incur or assume any short-term indebtedness; (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or of any of its Subsidiaries; (iii) enter into any "keep well" or other arrangement to maintain any financial condition of another person; (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; or (v) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company); (i) make any change in accounting methods, principles or practices unless required by GAAP (as defined in the Merger Agreement); (j) compromise or settle any material claim or litigation; (k) take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Offer set forth in the Merger Agreement or any of the conditions to the Merger set forth in the Merger Agreement not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would impair the ability of the Company to consummate the Merger in accordance with the terms of the Merger Agreement or delay such consummation; (l) make or rescind any tax election or settle or compromise any tax liability or refund or change in any material respect any of the methods of reporting income or deductions for federal income tax purposes; (m) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business and consistent with past practice; (n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger); (o) enter into any agreement or arrangement with any affiliate of the Company or any of its subsidiaries (other than agreements or arrangements between the Company and wholly-owned subsidiaries or between wholly-owned subsidiaries) on terms less favorable to the Company or the subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm's-length basis; (p) amend, terminate or waive any provisions of the Subsidiary Acquisition Agreements or the Convertible Notes; or (q) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

     No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by the Company or any subsidiary (collectively, the "Company Representatives") to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action designated or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal; provided, however, that the Company may, in response to an unsolicited Acquisition Proposal received after the date of the Merger Agreement, and subject to compliance with Section 5.3(c) of the Merger Agreement, participate in discussions or negotiations with a third party making an Acquisition Proposal (and may furnish information to such third party pursuant to a customary confidentiality agreement on terms no less favorable to the Company than the confidentiality agreement between the Company and Parent) if (x) the Board of Directors of the Company reasonably determines that the Acquisition Proposal is a bona fide Superior Proposal (as defined below) and (y) the Board of Directors determines (after consultation with independent outside counsel) that failing to take such action could reasonably be determined to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law. The Merger Agreement requires the Company to immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any person conducted prior to the execution of the Merger Agreement by the Company or any Company Representative with respect to any Acquisition Proposal existing on the date of the Merger Agreement. The Company may not release any third party from, or amend or waive any provision of, any standstill agreement to which it is a party unless the Board of Directors of the Company determines (after consultation with independent outside counsel) that failing to take such action could reasonably be determined to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law. Any violation of the foregoing restrictions by any Company Representative shall be deemed to be a breach by the Company. For purposes of the Merger Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company and its subsidiaries, taken as a whole (other than the purchase of the Company's products in the ordinary course of business), or of over 10% of any class of equity securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement.

     Except as set forth in Section 5.3 of the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Board of Directors of the Company may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the second business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; provided, that the Board of Directors of the Company shall have determined (and been advised in writing by independent outside counsel) that the failure to take such action could reasonably be determined to cause the Board of Directors of the Company to violate its fiduciary duties to the Company's stockholders under applicable law; and provided further, that the Company shall not enter into an Acquisition Agreement with respect to a Superior Proposal unless the Company shall have furnished Parent with written notice not later than noon (New York City time) two days in advance of any date that it intends to enter into such agreement and shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated therein on such adjusted terms. In addition, if the Company proposes to enter into an Acquisition Agreement with respect to any Acquisition Proposal, it shall concurrently with entering into such agreement pay, or cause to be paid, to Parent the Termination Fee as described below under "-- Fees and Expenses." For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal made by a third party (i) that is on terms which the Board of Directors of the Company determines in its good faith judgment (based on consultation with the Company's financial advisor) to be more favorable to the Company's stockholders than the Offer and the Merger and (ii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is capable of being obtained by such third party.

     In addition to the obligations of the Company set forth above, the Company shall promptly advise Parent orally and in writing of any request for nonpublic information or of any Acquisition Proposal known to it, the material terms and conditions of such request or Acquisition Proposal and the identity of the person making such request or Acquisition Proposal. The Company will promptly inform Parent of any material change in the details (including amendments or proposed amendments) of any such request or Acquisition Proposal.

     Releases. The Merger Agreement provides that upon payment of the amounts required pursuant to the Third Amendment to Loan Agreement (as defined by the Merger Agreement), the Company shall deliver to Parent evidence of the termination and release of all liens on any assets of the Company or any subsidiary of the Company granted in connection with, and executed receipts, payoff letters or similar documents executed by the Company's lenders under, the Loan Agreement dated as of July 7, 1998, among the Company, Chase Bank of Texas, National Association, as Agent, and certain other financial institutions therein listed, as amended, each in form and substance reasonably satisfactory to Parent and Parent's lenders (the "Releases").

     Fees and Expenses. The Merger Agreement provides that, except as described below, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses. If (x) the Board of Directors of the Company shall terminate the Merger Agreement pursuant to Section 7.1(c)(ii) thereof (in connection with entering into a definitive agreement relating to a Superior Proposal), (y) the Board of Directors of Parent or Purchaser shall terminate the Merger Agreement pursuant to Section 7.1(d)(iii) thereof (in connection with the Board of Directors of the Company or any committee thereof having withdrawn or modified in a manner adverse to Parent or Purchaser or resolved to do so, or having approved or recommended any Acquisition Proposal or the Company having entered into an Acquisition Agreement with respect to Superior Proposal), or (z) prior to the termination of the Merger Agreement (other than by the Board of Directors of the Company pursuant to Section 7.1(c)(i)or 7.1(c)(iii) of the Merger Agreement), an Acquisition Proposal shall have been made and within 12 months of such termination, the same or another Acquisition Proposal from the same or another party shall be accepted and the related transaction consummated pursuant to a definitive agreement or otherwise, the Company shall pay to Parent (concurrently with such termination, in the case of clauses (x) or (y) above, and not later than two business days after the Company takes any such action with respect to an Acquisition Proposal, in the case of clause (z) above) an amount equal to $3.0 million plus an amount equal to the fees and expenses incurred by Parent and Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby (the "Termination Fee").

     Conditions to the Merger. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the closing date of the Merger of the following conditions: (i) if required by applicable law to effect the Merger, the Merger Agreement shall have been approved by the holders of a majority of the outstanding Shares, in accordance with applicable law and the Company's certificate of incorporation and bylaws; (ii) no law, statute, rule, executive order, decree, regulation, temporary restraining order or preliminary or permanent injunction or other order issued by any federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") shall be in effect which declares the Merger Agreement invalid or unenforceable in any material respect or which prohibits consummation of the Merger, and all governmental consents, orders and approvals required for the consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been obtained and shall be in effect at the Effective Time; (iii) Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer; and (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated.

     Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any stockholder approval of the Merger) (a) by the mutual written consent of the Board of Directors of Parent or Purchaser and the Board of Directors of the Company; (b) by either of the Board of Directors of the Company or the Board of Directors of Parent or Purchaser (i) if the Offer shall have expired without any Shares being purchased therein; provided, however, that the right to terminate the Merger Agreement pursuant to clause (b)(i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser to purchase Shares pursuant to the Offer on or prior to the date on which the Offer shall have expired; or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Board of Directors of the Company (i) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to clause
(c)(i) if the Company is in material breach of the Merger Agreement; (ii) in connection with entering into a definitive agreement in accordance with Section 5.3(b) of the Merger Agreement (described above under "No Solicitation"), provided the Company has complied with all provisions thereof, including the notice provisions therein, and that the Company makes simultaneous payment of the Termination Fee; or (iii) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to Parent or Purchaser, as applicable, except, in any case, for such breaches which are not, in Parent's opinion, reasonably likely to affect adversely Parent's or Purchaser's ability to complete the Offer or the Merger; (d) by the Board of Directors of Parent or Purchaser (i) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer, Parent, Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that neither Purchaser nor Parent may terminate the Merger Agreement pursuant to clause (d)(i) if it is in material breach of the Merger Agreement;
(ii) if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which would give rise to the failure of a condition set forth below in paragraph (f) or (h) of Section 14 -- "Certain Conditions of the Offer;" or (iii) if either Parent or Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth below in paragraph (e) of Section 14 -- "Certain Conditions of the Offer."

     Indemnification. The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation, which consent will not be unreasonably withheld)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under Delaware law (provided that such actions or omissions were in compliance with the standards set forth under Delaware law, the certificate of incorporation and the bylaws of the Company), subject to the terms of the certificate of incorporation and the bylaws of the Company, all as in effect at the date of the Merger Agreement; provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided, further, that nothing therein shall impair any rights or obligations of any present or former directors or officers of the Company.

     The Merger Agreement provides that Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance for a period of not less than six years after the Effective Time; provided, that the Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that in no event shall the Company be required to pay aggregate premiums for insurance in excess of 200% of the aggregate premiums paid by the Company in 1999 on an annualized basis for such purpose.

     The Merger Agreement provides that the foregoing indemnification provisions are intended to benefit the Company and each of the Indemnified Parties.

     Stockholders Meeting. The Merger Agreement provides that if stockholder approval of the Merger is required by law, the Company will convene a special meeting of stockholders (the "Stockholders Meeting") as promptly as practicable after the expiration of the Offer and payment for the Shares for the purpose of considering and voting upon the Merger Agreement and the transactions contemplated thereby, including the Merger. The Merger Agreement provides that the Board of Directors of the Company will recommend that the holders of the Shares vote in favor of and approve the Merger Agreement and the Merger at the Stockholders Meeting. At the Stockholders Meeting, Parent and Purchaser shall vote all Shares beneficially owned by them in favor of the adoption and approval of the Merger Agreement and the Merger.

     Consents and Approvals. The Merger Agreement provides that each of the parties to the Merger Agreement will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including, without limitation, obtaining any necessary third-party or governmental consents and approvals. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will take all such necessary action.

     Amendment and Modification. Pursuant to the Merger Agreement, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time; provided, however, that, after the Merger Agreement is adopted by the

Company's stockholders, no such amendment or modification shall reduce the amount or change the form of the consideration to be paid in the Merger.

  The Stockholder Agreements

     The following is a summary of the material terms of the Stockholder Agreements. This summary is not a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the Stockholder Agreements, which are incorporated by reference and copies of which have been filed with the Commission as exhibits to the Schedule 14D-1. The Stockholder Agreements may be examined, and copies obtained, as set forth in Section 8 above. Capitalized terms not otherwise defined herein or in the following summary shall have the meaning set forth in the Stockholder Agreements.

     Concurrently with the execution and delivery of the Merger Agreement, and in order to induce Parent and Purchaser to enter into the Merger Agreement, each of the Selling Stockholders, who own in the aggregate approximately 32% of the outstanding Shares, entered into a Stockholder Agreement with Purchaser. Pursuant to the Stockholder Agreements, each Selling Stockholder has agreed to validly tender in the Offer and not withdraw all Shares beneficially owned by such Stockholder on the date of the Stockholder Agreement or subsequently acquired by such Stockholder.

     Each Granting Stockholder has granted Purchaser an irrevocable option to purchase all Shares owned by such Stockholder at $1.62 per Share, exercisable at any time in whole or in part after (i) the occurrence of any event as a result of which Parent is entitled to receive a Termination Fee under the Merger Agreement or (ii) such Stockholder shall have breached certain specified agreements contained in the Stockholder Agreement. Each such option shall be exercisable until the later of (i) the date that is 90 days after the date such option became exercisable, and (ii) the date that is ten days after the date that all waiting periods under the HSR Act required for the purchase of such Shares have expired or been terminated; provided, that if at the expiration of such period there shall be in effect any injunction or other order issued by any governmental entity prohibiting the exercise of such option, the exercise period shall be extended until ten days after the date that no such injunction or order is in effect.

     Each Selling Stockholder has agreed that at any meeting of the stockholders of the Company or in connection with any written consent of the stockholders of the Company, such Selling Stockholder will vote (or cause to be voted) all Shares held of record or owned by such Selling Stockholder (i) in favor of the Merger and the Merger Agreement and the Stockholder Agreements and (ii) against any Acquisition Proposal and against any action or agreement that would impede or frustrate the Stockholder Agreements or result in a breach in any respect of any obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions described in "The Merger
Agreement -- Conditions to the Merger" above or in Section 14 ("Certain Conditions of the Offer") not being fulfilled. Each such Stockholder has irrevocably granted to and appointed Purchaser as such Selling Stockholder's proxy and attorney-in-fact to vote the Shares owned by such Selling Stockholder, or grant a consent or approval in respect of such Shares, in the manner specified above.

     Each Selling Stockholder has agreed that, except as provided by the Merger Agreement and the Stockholder Agreement, such Selling Stockholder will not (i) offer to transfer, transfer or consent to any transfer, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer, (iii) grant any proxy, power-of-attorney or other authorization or
(iv) deposit into a voting trust or enter into a voting agreement or arrangement, each with respect to any or all Shares owned by such Selling Stockholder.

     Each Selling Stockholder has agreed that such Selling Stockholder shall not encourage, solicit, initiate or participate in any way in any discussion or negotiation with, or provide information or otherwise take any action to assist or facilitate, any person concerning any Acquisition Proposal. Each Selling Stockholder has agreed to cease any such existing activities and to immediately communicate to Purchaser the terms of any Acquisition Proposal.

     Each Chapter 11 Stockholder has agreed to file, as soon as practicable following public announcement by Parent of the execution of the Merger Agreement, a petition with the Delaware Bankruptcy Court requesting the approval of its Stockholder Agreement and the transactions contemplated thereby. In addition, each Chapter 11 Stockholder has agreed to deliver a copy of its petition to Purchaser's counsel for review prior to filing it with the Delaware Bankruptcy Court and to notify Purchaser promptly of any action taken by the Delaware Bankruptcy Court with respect to the approval of its Stockholder Agreement or the confirmation of a plan or reorganization regarding such Chapter 11 Stockholder.

     Each Selling Stockholder has waived any rights of appraisal or rights to dissent from the Merger.

     The Stockholder Agreement with respect to each Selling Stockholder shall terminate upon the earliest of (i) the Effective Time of the Merger, and (ii) termination of the Merger Agreement, unless either (A) Parent is or may be entitled to receive a Termination Fee under the Merger Agreement following such termination or (B) prior to such termination such Selling Stockholder has breached certain specified agreements contained in the Stockholder Agreement.

  Other Matters

     Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under
Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

     Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. However, Rule 13e-3 will not be applicable to the Merger or any such other business combination if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the value of the consideration paid per Share in the Merger or other business combination (measured at the time of consummation of the Merger) is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

13. DIVIDENDS AND DISTRIBUTIONS

     If on or after the date of the Merger Agreement, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, then, without prejudice to Purchaser's rights under Sections 1 and 14 hereof, Purchaser in its sole discretion, subject to the terms of the Merger Agreement, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer.

     If, on or after the date of the Merger Agreement, the Company should declare or pay any dividend on the Shares or make any distribution (including, without limitation, cash dividends, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to Stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Sections 1 and 14 hereof, any such dividend, distribution or right to be received by the tendering Stockholders will be received and held by the tendering Stockholder and tendered to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such dividend, distribution or right and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

     Pursuant to the terms of the Merger Agreement, the Company is prohibited from taking any of the actions described in the two preceding paragraphs, and nothing in this Offer to Purchase shall constitute a waiver by Purchaser or Parent of any of its rights under the Merger Agreement or a limitation of remedies available to Purchaser or Parent for any breach of the Merger Agreement, including termination of the Merger Agreement.

14. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), to pay for, and may postpone the acceptance for payment and (subject to the restriction referred to above) payment for any, Shares tendered, and may terminate or amend the Offer if
(1) the Minimum Condition shall not have been satisfied, (2) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (3) at any time on or after the date of the Merger Agreement and before acceptance for payment of Shares, any of the following events shall occur:

          (a) there shall have been threatened or instituted by any Governmental Entity any action or proceeding before any court or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent, or the consummation of any other transaction contemplated by the Merger Agreement, or seeking to obtain material damages in connection with the Offer, the Merger or any such other transaction; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their Subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their Subsidiaries, or to compel the Company, Parent or any of their Subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company, Parent or any of their Subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;
     (iii) seeking to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares; or (v) which otherwise has a Material Adverse Effect (as defined in the Merger Agreement) on the Company;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the Nasdaq National Market System, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit by banks or other financial institutions, or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

          (d) there shall have occurred any material adverse change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change) in the consolidated financial condition, businesses, results of operations or prospects of the Company and its subsidiaries, taken as a whole, other than any such change that is the result of cancellation of a distributor agreement or similar agreement from an original equipment manufacturer or other material supplier;

          (e) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or resolved to do so, or shall have approved or recommended any Acquisition Proposal, or (ii) the Company shall have entered into any Acquisition Agreement with respect to any Superior Proposal;

          (f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and as of the scheduled Expiration Date of the Offer;

          (g) (i) any stockholder of the Company party to a Stockholder Agreement shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of such stockholder to be performed or complied with under such Stockholder Agreement or (ii) either Chapter 11 Stockholder Agreement shall not have been approved by the Delaware Bankruptcy Court and a plan of reorganization shall not have been confirmed by the Delaware Bankruptcy Court with respect to the Chapter 11 Stockholder party to such Chapter 11 Stockholder Agreement;

          (h) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

          (i) the Merger Agreement shall have been terminated in accordance with its terms;

          which, in the reasonable judgment of Parent or Purchaser, in any such case and regardless of the circumstances (unless such condition is caused by the action or inaction of Parent or Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

     Purchaser acknowledges that the Commission believes that (i) if Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (ii) the circumstances in which a delay in payment are permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

15. CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation, neither Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws."

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to these requirements.

     Parent expects to file a Notification and Report Form with respect to the Offer under the HSR Act as soon as practicable following commencement of the Offer. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Washington, D.C. time, on the fifteenth day after the date such form is filed, unless early termination of the waiting period is granted. In addition, the Antitrust Division or the FTC may extend such waiting period by requesting additional information or documentary material from Parent. If such request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m., Washington, D.C. time, on the tenth day after substantial compliance by Parent with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in those states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify, a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that the laws were applicable only under certain conditions.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval of either the business combination or the transaction that resulted in the stockholder becoming an "interested stockholder." The Company has represented in the Merger Agreement that it approved the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby, including the Offer and the Merger, and has taken all necessary steps to render Section 203 of the DGCL inapplicable to the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby, including the Offer and the Merger.

     Neither Parent nor Purchaser has currently complied with any state takeover statute or regulation. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See
Section 14.

16. FEES AND EXPENSES

     Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent, and Equiserve to act as the Depositary, in connection with the Offer. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expense in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

     Purchaser and Parent have filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments to the Schedule 14D-1, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in
Section 8 above (except that they will not be available at the regional offices of the Commission).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                            FORREST ACQUISITION SUB, INC.

November 22, 1999

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

A. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

     The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, the business address of each such person is c/o Flowserve Corporation, 222 W. Las Colinas Blvd., Suite 1500, Irving, Texas 75039, and each such person is a citizen of the United States.

     Bernard G. Rethore has been Chairman of the Board of Directors and Chief Executive Officer of Parent since 1997 and also President from November 1998 to July 1999. Since September 1999, Mr. Rethore has shared the Office of Chief Executive with C. Scott Greer, Parent's current President and Chief Operating Officer, who is expected to succeed Mr. Rethore as Chief Executive Officer in 2000. Mr. Rethore was Chairman of the Board of BW/IP, Inc. (prior to its merger with Parent) in 1997 and served as its President, Chief Executive Officer and a director from 1995 to 1997. He was Senior Vice President of Phelps Dodge Corporation and President of Phelps Dodge Industries, its diversified international manufacturing business, from 1989 to 1995. Previously, Mr. Rethore had been President and Chief Executive Officer of Microdot Industries, the diversified manufacturing business of Microdot, Inc. Mr. Rethore is also a director of Maytag Corporation, a manufacturer of residential and commercial appliances of wire, cable and cord products for the electronics industry.

     C. Scott Greer has been President, Chief Operating Officer and a director of Parent since July 1999. During the transition in 2000 to Mr. Greer's future role as Chief Executive Officer when Bernard G. Rethore, Parent's current Chairman and Chief Executive Officer, is expected to step down, Mr. Greer and Mr. Rethore will comprise the Office of Chief Executive. From 1997 to July 1999 Mr. Greer was President of UT Automotive, a supplier of electrical, electronic and interior trim systems and components for the automotive industry. From 1980 to 1997 Mr. Greer held various positions, including President, Chief Operating Officer and a director, with Echlin, Inc., a global provider of automotive original equipment and aftermarket products.

     Hugh K. Coble has served as a director of Parent since 1994. Mr. Coble is the Vice Chairman Emeritus of Fluor Corporation, a major engineering and construction firm. Mr. Coble joined Fluor Corporation in 1966, where he held a series of increasingly responsible management positions and had been a director from 1984 until his retirement in 1997. Mr. Coble is also a director of Beckman Instruments, Inc., a company that sells medical instruments, and a director of ICO Global Communications, a telecommunications business.

     Diane C. Harris has served as a director of Parent since 1993. Ms. Harris is President of Hypotenuse Enterprises, Inc., a merger and acquisition services and corporate development outsourcing company. Ms. Harris was Vice President of Corporate Development for Bausch & Lomb, an optics and health care products company, from 1981 to 1996. Ms. Harris was a director of the Association for Corporate Growth from 1993 to 1998 and its President from 1997 to 1998.

     George T. Haymaker, Jr. has served as a director of Parent since 1997. Mr. Haymaker has been Chairman and Chief Executive Officer of Kaiser Aluminum Corporation since 1994. Before joining Kaiser in 1993 as its President and Chief Operating Officer, Mr. Haymaker had worked with a private partner in the acquisition and redirection of several metal fabricating companies. He had also been Executive Vice President of Alumax and held various positions at Alcoa, including Vice President and Treasurer and Group Vice President of International Operations.

     Michael F. Johnston has served as a director of Parent since 1997. Mr. Johnston has been President of Americas Automotive Group of Johnson Controls, Inc., a company serving the automotive and building services industries, since 1997. He was Vice President and General Manager of ASG Interior Systems Business of Johnson Controls, Inc. during 1997, Vice President and General Manager of the Johnson Controls

Battery Group from 1993 to 1997, Vice President and General Manager of SLI Battery Division from 1991 to 1993 and Vice President and General Manager of the Specialty Battery Division from 1989 to 1991.

     Charles M. Rampacek has served as a director of Parent since 1998. Mr. Rampacek has been President and Chief Executive Officer of Lyondell-Citgo Refining L.P., a manufacturer of petroleum products, since 1996. Previously, Mr. Rampacek was employed by Tenneco, Inc., where he served as President of Tenneco Gas Transportation Company from 1992 to 1996, and as Executive Vice President of Tenneco Gas operations from 1989 to 1992.

     James O. Rollans has served as a director of Parent since 1997. Mr. Rollans is Senior Vice President and Chief Financial Officer of Fluor Corporation, a major engineering and construction firm. Mr. Rollans has been Senior Vice President of Fluor since 1992 and its Chief Financial Officer since 1998. He was Fluor's Chief Administrative Officer from 1994 to 1998, and he served as its Chief Financial Officer from 1992 to 1994 and its Vice President of Corporate Communications from 1982 to 1992. Mr. Rollans is also a director of Fluor Corporation and of Inovision, Inc., a pharmaceutical products company.

     William C. Rusnack has served as a director of Parent since 1997. Mr. Rusnack is President, Chief Executive Officer and a director of Clark Refining & Marketing, Inc., a company which refines crude oil to manufacture petroleum products for sale. Mr. Rusnack was Senior Vice President of ARCO, an integrated petroleum company, from 1990 to 1998, and President of ARCO Products Company from 1993 to 1998. Mr. Rusnack is also a director of Clark U.S.A., Inc.

     Kevin E. Sheehan has served as a director of Parent since 1990. Mr. Sheehan is a general partner of the CID Equity Partners, a venture capital firm that concentrates on early-stage and high-growth entrepreneurial companies. He was a Vice President of Cummins Engine Company, a manufacturer of diesel engines and related components, from 1980 until 1993. He is also a director of the Auburn Foundry Group.

     Mark D. Dailey has served as Vice President, Supply Chain Integration, for Parent since September 1999. Mr. Dailey was employed by The Black & Decker Company from 1992 to 1997, last serving as Vice President, Supply Chain for the North American Power Tools Division.

     Renee J. Hornbaker has served as Vice President and Chief Financial Officer for Parent since December 1997. Ms. Hornbaker was Vice President of Business Development and Chief Information Officer for Parent during 1997 and prior to its merger with Parent, had served as Vice President of Finance and Chief Financial Officer of BW/IP, Inc. in 1997 and Vice President of Business Development from 1996 to 1997. She was employed by Phelps Dodge Industries from 1991 to 1996, last serving as Director of Business Analysis and Planning.

     Rick L. Johnson has served as Vice President of Business Development of Parent since January 1998 and Controller since November 1998. Mr. Johnson was Vice President and Controller of Parent's Industrial Products Division from 1995 to 1998. From 1991 to 1995, he was transferred to Parent's Singapore subsidiary, most recently serving as its President.

     Rory E. MacDowell has served as Vice President and Chief Information Officer of Parent since 1998. From 1993 to 1997, Mr. MacDowell was Chief Information Officer of Keystone International, Inc., a manufacturer and distributor of flow control products.

     Cheryl D. McNeal has served as Vice President of Human Resources of Parent since 1996. She was Assistant Vice President of Human Resources and held other Human Resource management positions at NCR from 1978 to 1996.

     George A. Shedlarski has served as a corporate Vice President of Parent since 1987, President of Parent's Flow Solutions Division since January 1999 and President of Parent's Flow Control Division since August 1999. He has held various senior management positions with Parent since 1987, including Division President positions in Parent's Rotating Equipment Group and Industrial Products Group.

     Ronald F. Shuff has served as a Vice President of Parent since 1990, and its Secretary and General Counsel since 1989.

     Howard D. Wynn has served as a corporate Vice President of Parent and as President of Parent's Rotating Equipment Division of Parent since 1997. He was previously employed by BW/IP, Inc. in management positions, including senior positions in its Pump Division from 1993 to 1997.

     Michael S. Dunn has served as Acting Treasurer since October 1999 of Parent and as Assistant Vice President and Director of Tax of Parent since 1997. He served as Director of Tax and Assistant Treasurer of BW/IP, Inc. from 1995 to 1997, and was previously employed by National Education Corporation as Director of Tax and Assistant Treasurer from 1992 to 1995.

B. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The directors of Purchaser are Ronald F. Shuff and Renee J. Hornbaker. The executive officers of Purchaser are C. Scott Greer, President; Ronald F. Shuff, Secretary/Treasurer; and Renee J. Hornbaker, Vice President. The present principal occupation or employment and material occupations, positions, offices or employment for the past five years of such persons are set forth in part A of this Schedule I. The business address of each such person is c/o Flowserve Corporation, 222 W. Las Colinas Blvd., Suite 1500, Irving, Texas 75039, and each such person is a citizen of the United States.

     Facsimile copies of the Letter of Transmittal properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:
                                   Equiserve


           By Mail:                      By Facsimile:                     By Hand:
           Equiserve                (201) 324-3402 or (201)                Equiserve
       Corporate Actions                   324-3403               c/o Securities Transfer and
          Suite 4660              (For Eligible Institutions       Reporting Services, Inc.
         P.O. Box 2569                       Only)                  Attn: Corporate Actions
  Jersey City, NJ 07303-2569         Confirm by Telephone:       100 William Street, Galleria
                                        (201) 222-4707                New York, NY 10038
                                                                     By Overnight Courier:
                                                                           Equiserve
                                                                 Corporate Actions, Suite 4860
                                                                   14 Wall Street, 8th Floor
                                                                      New York, NY 10005

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                             D.F. King & Co., Inc.
                                77 Water Street
                               New York, NY 10005

                            Toll Free (800) 347-4750

         Banks and Brokerage Firms, please call collect: (212) 269-5550